Exhibit 99.1

Orckit Postpones Extraordinary General Meeting of Shareholders

TEL AVIV, Israel, January 14, 2015 -- Orckit Communications Ltd. (OTCQB: ORCT) (the "Company") today announced that its Extraordinary General Meeting of Shareholders will be postponed to February 19, 2015 at 3:30 p.m. (Israel time), at the offices of the temporary liquidator of the Company, Adv. Lior Dagan, 1 Azrielli Center (Round Building, 35th Floor), Tel Aviv, Israel. The record date for the meeting is February 2, 2015.

The agenda of the meeting is the approval of an arrangement between the Company and its creditors and related transactions pursuant to Section 350 of the Israeli Companies Law, 5759-1999. The arrangement requires the affirmative approval of a majority by number of the shareholders voting their shares, in person or by proxy, and holding at least 75% of the shares voting on the matter, unless the District Court of Tel Aviv (the "Court") will rule otherwise. The arrangement is also subject to the approval of the Company's creditors and the Court.

In accordance with the ruling of the Court, proxy statements describing the proposal on the agenda and proxy cards will not be mailed to shareholders registered through the Company's U.S. transfer agent (including "street name" shares held via DTC members). Instead, the Company will file a proxy statement and a form of proxy card with the Securities and Exchange Commission ("SEC") on Form 6-K at least seven days prior to the meeting. These documents will be available to the public at the SEC's EDGAR website at http://www.sec.gov/edgar/searchedgar/companysearch.html. Each shareholder who is unable to attend the meeting in person will be required to print, complete, date and sign the proxy card and deliver it to the Company as will be described in the proxy statement. Such shareholders who hold ordinary shares in "street name" will also be required to contact their broker and receive an authorization to vote the shares on behalf of the broker, and return such authorization along with their proxy card to the Company as described in the proxy statement. Signed proxy cards (and broker authorizations) will be accepted at the office of the temporary liquidator until January 20, 2015, at 1:00 p.m. (Israel time).

The voting of shares held through members of the Tel Aviv Stock Exchange Clearinghouse will follow customary Israeli procedures. Specifically, the Company has filed an amended form of written ballot with the Israel Securities Authority ("ISA") on January 14, 2015 and will file the terms of the arrangement with the ISA at least seven days prior to the meeting. These documents will be available to the public at the ISA's MAGNA website at http://www.magna.is.gov.il and the Maya website of the Tel Aviv Stock Exchange ("TASE") at http://www.maya.tase.co.il. TASE members, without charge, will send via email a link to the filing of such documents to its clients who hold shares of the Company and who have not duly instructed the broker otherwise in advance. Such clients are entitled to receive a confirmation of ownership (ishur baalut) from their brokers upon request.  Signed written ballots (and confirmations of ownership) will be accepted at the office of the temporary liquidator until February 19, 2015, at 1:00 p.m. (Israeli time).

For copies of relevant documents, or to send position statements, you may address Adv. Sivan Lev or Adv. Yonatan Ashkenazi at the office of the temporary liquidator of the Company at Tel. +972-3-607-0819 or Fax +972-3-607-0830.

About Orckit Communications Ltd.

Orckit facilitates the delivery by telecommunication providers of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. Orckit was founded in 1990 and became publicly traded in 1996. Orckit's shares are traded on the OTCQB and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel.